Exhibit 12.1
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
Pretax income from continuing operations	$83,247	$90,798	$230,874	$255,060	$262,596	$216,597	$187,248

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$87,997	$78,840	$94,847	$133,862	$194,302	$139,349	$179,481
Ground Rent 33%	$234	$252	$398	$587	$1,118	$818	$993
Preferred Dividends on consolidated subsidiaries	$19,081	$18,338	$2,236	$—	$—	$—	$—
Proportionate share of fixed charges of 50% owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$107,312	$97,430	$97,481	$134,449	$195,420	$140,167	$180,474

Capitalized interest during the period	$(12,927)	$(9,157)	$(11,478)	$(9,882)	$(12,672)	$(8,402)	$(14,669)
Preferred Dividends on consolidated subsidiaries	$(19,081)	$(18,338)	$(2,236)	$—	$—	$—	$—
Amortization of capitalized interest during the period	$2,311	$2,616	$2,999	$3,328	$3,751	$2,776	$3,302
Majority-owned subsidiary adjustments	$21,502	$21,570	$5,365	$5,064	$7,881	$5,204	$6,504
Equity Company Adjustments	$(18,560)	$(32,769)	$(52,917)	$(40,895)	$(34,873)	$(25,984)	$(22,956)
Equity Company Adjustments Distributed Income	$18,560	$32,769	$52,917	$40,895	$34,873	$25,984	$22,956

Earnings before income taxes and fixed charges	$182,364	$184,919	$323,005	$388,019	$456,976	$356,342	$362,859

Ratio of earnings to fixed charges	1.70	1.90	3.31	2.89	2.34	2.54	2.01